SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Miles, Robert H. (Last) (First) (Middle) 1201 Third Avenue (Street) Seattle, WA 98101 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Washington Mutual, Inc. ("WM") 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 31, 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President and Controller
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	03/31/2003	I |	156.8001 | D | $35.2700	3,078.5884 (1)	D
Common				629.0607 (2)	I	RSIP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Miles, Robert H. - March 31, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock	1 for 1	03/31/2003	I |	(A) 156.80 (3)		Common - 156.80	$35.2700	3,294.87	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 04-02-2003 ** Signature of Reporting Person Date By: Sophie Hager Hume, Attorney-in-Fact Robert H. Miles Page 2 SEC 1474 (3-99)

Miles, Robert H. - March 31, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Washington Mutual, Inc. ("WM")

Form 4 - March 31, 2003

Robert H. Miles
1201 Third Avenue

Seattle, WA 98101
Explanation of responses:

 (1)   End of month total includes a second quarter contribution and dividend, a third quarter dividend and a fourth quarter contribution and dividend in the Washington Mutual (WM) Employee Stock Purchase Plan. The end of the month total also includes a second, third and fourth quarter dividend in the WM Equity Incentive Plan.
(2)   End of month total includes a second, third and fourth quarter dividend in the WM Retirement Savings and Investment Plan.
(3)   Phantom stock shares acquired under the WM Deferred Compensation Plan for Directors and Certain Highly Compensated Employees through deferral of vested restricted stock.

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